Dale E. Short • (310) 789-1259 • dshort@troygould.com	File No. 3143-6
October 31, 2014

VIA FEDERAL EXPRESS AND EDGAR

Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549 Attention: Jeffrey P. Riedler, Assistant Director

Re:	Galena Biopharma, Inc. Registration Statement on Form S-3 Filed October 22, 2014 File No. 333-199517
Ladies and Gentlemen:
By letter dated October 30, 2014, the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided Galena Biopharma, Inc. (the “Company”) with a comment on the Company’s Registration Statement on Form S-3 (the “Registration Statement”).
This letter contains the Company’s response to the Staff’s comment. The numbered responses and the headings set forth below correspond to the numbered comments and heading in the Staff’s letter dated October 30, 2014.
The Company has revised the Registration Statement in response to the Staff’s comments and concurrently is filing pre-effective Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”). In addition to changes made in response to the Staff’s comments, the Amended Registration Statement contains some updated information that appeared in the Registration Statement, none of which is material in the Company’s view.
To facilitate the Staff’s review of the Amended Registration Statement, we are providing supplementally with this letter a blacklined copy of the Registration Statement marked to show changes from the Registration Statement.

Securities and Exchange Commission
October 31, 2014

General

1.
We note that the shares of common stock being registered for resale under this registration statement will be issued to the selling stockholder, MonoCol [sic] Rx, LLC on November 11, 2014 in partial payment of the first milestone payment under the license and supply agreement dated as of July 17, 2014 between the company and MonoCol [sic] Rx, LLC. Please provide us with an analysis as to why it is appropriate to register the offering of shares of common stock that have not yet been issued.

COMPANY’S RESPONSE:
As described in the Registration Statement, on July 17, 2014, the Company entered a license and supply agreement (the “License Agreement”) with MonoSol Rx, LLC (“MonoSol”), under which the Company acquired the exclusive license to commercialize Zuplenz® Oral Soluble Film in the U.S.
Under the terms of the License Agreement, upon the completion of the transfer to the Company of the "NDA” as defined in the License Agreement (the “First Milestone Event”), the Company agreed to pay MonoSol in two installments a first milestone payment totaling $5,000,000, plus certain FDA registration fees, in cash, or a combination of cash and shares of Company common stock (the “First Milestone Payment”). The Company has paid to MonoSol $3,056,249 in cash, and intends to pay the second installment of the First Milestone Payment of $2,500,000 in shares of the Company’s common stock (the “Milestone Shares”).
Under the terms of the License Agreement, the Milestone Shares are to be valued for this purpose at the closing sale price of the common stock as reported on The NASDAQ Capital Market on November 10, 2014 and issued by the Company by November 11, 2014. The License Agreement provides; however, that the Company may pay the $2,500,000 by means of the Milestone Shares only if the Milestone Shares would be subject to an effective registration statement under the Securities Act of 1933 covering the offer for resale by MonoSol of the Milestone Payment Shares. The Milestone Shares are issuable without payment by MonoSol of any additional consideration or the performance by MonoSol of any additional acts, and without any investment decision by MonoSol.
General Instruction I.B.3 to Form S-3 provides that an issuer is eligible to use Form S-3 to register “[o]utstanding securities to be offered for the account of any person other than the issuer, . . . if securities of the same class are listed and registered on a national

Securities and Exchange Commission
October 31, 2014

securities exchange or are quoted on the automated quotation system of a national securities association.” In its Compliance and Disclosure Interpretations (“C&DIs”) for the Securities Act Forms, the Staff previously addressed whether shares that are issuable in a merger transaction, but are not yet outstanding, can be registered on Form S-3 pursuant to General Instruction I.B.3. Specifically, Question 116.05 provides:
Question: In reliance on Securities Act Section 4(2), a merger transaction will not be registered. May resales of earnout shares to be issued in connection with the merger be registered on Form S-3 pursuant to General Instruction I.B.3 after the consummation of the merger, even though the shares have not been earned and are not outstanding at the time the registration statement is filed?
Answer: Yes. [Feb. 27, 2009]
We respectfully submit that the offering for resale of the Milestone Shares is eligible for registration for resale on Form S-3, because such shares are substantively identical to “earnout” shares in accordance with the Staff’s guidance provided in C&DI Question 116.05.
In Question 116.05, the Staff confirmed that so-called earnout shares issuable in the future in a merger context are eligible for registration for resale on Form S-3. There is no meaningful legal distinction for purposes of the Staff's guidance between such “earnout shares” and “milestone shares” issuable in a license context. In both cases, when the merger agreement or the license agreement is entered into, the issuer is contractually obligated or entitled to issue the shares upon the occurrence of future events, whether the events are based on financial metrics, the receipt of regulatory approvals or some other event, or at a future payment date. Affording such "earnout shares" and "milestone shares" the same treatment for purposes of Form S-3 also is consistent with the equivalent treatment afforded securities acquired as contingent payment of the purchase price for the sale of an equity interest in a business (as in a merger) or the assets of a business (as in an asset purchase) for purposes of calculating the holding period under Rule 144(d)(3)(iii). In each case, such securities are deemed to have been acquired at the time the acquisition agreement was entered into so long as the future issuance of such securities is not subject to the payment of additional consideration or other new investment decision.
Under the terms of the License Agreement, the Milestone Shares became issuable by the Company by reason of the achievement of the First Milestone Event relating to the transfer of the NDA to the Company. The Company's issuance of the Milestone Shares involves no additional consideration or new investment decision by MonoSol.

Securities and Exchange Commission
October 31, 2014

Accordingly, the offering by MonoSol for resale of the Milestone Shares is eligible for registration under the Company's Amended Registration Statement.
Incorporation of Certain Documents by Reference, page 36

2.	Please amend your registration statement to incorporate by reference your Form 8‑Ks filed January 13, 2014 and January 14, 2014. Please see Item 12(a)(2) of Form S-3 for guidance.

COMPANY’S RESPONSE
The Company has revised the disclosures under “Incorporation of Certain Documents By Reference” on page 36 of the Amended Registration Statement to do as the Staff requests.

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If you have any questions regarding this response, please direct them to the undersigned at (310) 789-1259 or at dshort@troygould.com.
Very truly yours,

/s/ Dale E. Short
Dale E. Short
DES/wp